UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2025

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of First Quarter 2025 Consolidated Results

Item 1

# Quarterly report – First quarter 2025

Information reported in Ps billions(1) and under IFRS

(1) We refer to billions as thousands of millions.

Bogotá D.C., Colombia

Carrera 13 No 26A - 47 - 23rd Floor

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The Financial Statements of Grupo Aval Acciones y Valores S.A., in accordance with Colombian regulations, must be filed with the market and with the Superintendency of Finance with the opinion of an external auditor. At the time of this Solicitation, this process is still ongoing.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pensions and severance fund manager in Colombia (Porvenir), the largest merchant bank in Colombia (Corficolombiana), and through three entities in the Financial Services Segment (Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión). In addition, it is present in Panama through Multibank's operation through Banco de Bogotá.

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and the United States ("SEC").

As of March 31, 2025, the Company has the following issuances:

Stocks	Securities issues in force
Type of security	Common stock	Preferred stock
Trading system	Stock exchange	Stock exchange
Stock exchange	Colombian Stock Exchange (BVC)
Outstanding Shares (*)	16,200,754,109	7,542,721,645
Issue amount(*)	16,200,754,109	7,542,721,645
Amount placed(*)	16,200,754,109	7,542,721,645

Local Bonds
Year	Principal (million)	Rate	Rating
Issue of 2016 - Series A - 10 years	93,000	CPI+3.86%	AAA–BRC Investor Services S.A.
Issue of 2016 - Series A - 20 years	207,000	CPI+4.15%
Issue of 2017 - Series A - 25 years	300,000	CPI +3.99%
Issue of 2019 - Series A - 20 years	300,000	CPI +3.69%
Issue of 2024 - Series A - 15 years	200,000	CPI +6.16%
Issue of 2024 - Series C - 3 years	100,000	10.08%
	1,200,000

International Bonds
	Principal U.S. (million)	Rate	Rating
Issue of 2020 - 10 years	US 1,000	4.375%	Ba2 / Negative (Moody’s) BB+ / Negative (Fitch)

Main domicile: Bogotá D.C., Colombia

Address: Carrera 13 No 26A – 47- 23rd Floor

2

Table of contents

Key results of 1Q25	4

Consolidated Financial Results	5

– Statement of Financial Position Analysis	7

– Income Statement Analysis	15

Separated Financial Results	19

– Statement of Financial Position Analysis	19

– Income Statement Analysis	20

Grupo Aval + Grupo Aval Limited	21

Risk Management	22

Quantitative and Qualitative disclosure about market risk	22

ESG	22

Corporate Governance	22

Definitions	23

Consolidated Financial Statements	24

Separate Financial Statements	26

3

Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 361.5 billion (Ps 15.2 pesos per share) for 1Q2025, 28.5% higher than for 4Q2024 and 2.2x that for 1Q2024. ROAE was 8.4% and ROAA was 1.0% for the quarter.

•	Gross loans reached 198.8 trillion pesos, a 5.4% growth versus 1Q24. Consolidated deposits reached 207.8 trillion pesos, a 9.8% growth versus 1Q24.

•	As of February 2025, the Aval banks had gained 32 bps in market share of gross loans over 12-months (-48 bps in commercial loans, 156 bps in consumer loans, and 199 bps in mortgages).

•	The quality of our loan portfolio improved 13 bps on a +30 PDLs basis and 26 bps on a +90 PDLs basis during the quarter.

•	Cost of risk for the quarter was 2.0%, 87 bps lower than the same quarter last year, with a 296 pbs improvement in consumer loans to 4.5% and a slight deterioration of 20 bps in commercial loans to 0.9%.

•	NIM on loans increased 12 bps over the year to 4.4% for 1Q25, while total NIM increased 12 bps to 3.5% during the same time period.

•	Cost to Assets efficiency improved to 2.7% compared to the 2.8% in 1Q2024. OPEX decreased 5.2% versus the previous quarter with Cost to income reaching 50.8%.

•	Income from the non-financial sector reached 680 billion for 1Q25, showing a 33.6% increased compared to the previous quarter, driven by a better performance of the Infrastructure and the Energy & Gas sectors.

4

Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS, except per share information

	COP $tn	1Q24	4Q24	1Q25	1Q25 vs 4Q24	1Q25 vs 1Q24
Balance Sheet	Gross Loans	$ 188.6	$ 199.4	$ 198.8	-0.3%	5.4%
	Deposits	$ 189.2	$ 200.9	$ 207.8	3.5%	9.8%
	Net Loans /Total Assets	1.06 x	1.06 x	1.09 x	0.04 x	0.03 x

Loan Quality	90 days PDLs / Gross Loans	4.1%	4.0%	3.7%	(26) bps	(41) bps
	Allowance/90 days PDLs	1.35 x	1.25 x	1.28 x	0.03 x	-0.06 x
	Cost of risk	2.9%	1.8%	2.0%	21 bps	(87) bps

Profitability	Net interest margin	3.4%	2.8%	3.5%	64 bps	12 bps
	NIM on loans	4.3%	4.4%	4.4%	1 bps	12 bps
	Fee income Ratio	21.5%	23.4%	20.3%	(313) bps	(119) bps
	Efficiency Ratio (income)	50.4%	61.3%	50.8%	(1,046) bps	37 bps
	Efficiency Ratio (assets)	2.8%	2.9%	2.7%	(19) bps	(1) bps
	Attributable net income (in Ps. billion)	$ 113.74	$ 281.35	$ 361.52	28.5%	217.8%
	ROAA	0.6%	0.7%	1.0%	31 bps	35 bps
	ROAE	2.7%	6.5%	8.4%	189 bps	562 bps

Gross loans excludes interbank and overnight funds. PDLs 90+ is defined as loans more than 90 days past due. Cost of Risk is calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

5

Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

Consolidated Statement of Financial Position	1Q24	4Q24	1Q25	Δ
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Cash and cash equivalents	18,568.3	16,998.9	19,138.4	12.6%	3.1%
Trading assets	15,384.5	20,163.2	20,878.9	3.5%	35.7%
Investment securities	36,560.0	39,162.6	40,346.7	3.0%	10.4%
Hedging derivatives assets	58.9	54.0	39.9	-26.2%	-32.3%
Total loans, net	178,471.0	190,129.5	189,927.2	-0.1%	6.4%
Tangible assets	7,094.4	7,243.4	7,306.8	0.9%	3.0%
Goodwill	2,203.0	2,223.6	2,215.7	-0.4%	0.6%
Concession arrangement rights	13,568.4	14,314.6	14,180.8	-0.9%	4.5%
Other assets	34,983.5	37,569.6	35,815.9	-4.7%	2.4%
Total assets	306,892.0	327,859.4	329,850.2	0.6%	7.5%
Trading liabilities	1,193.1	1,011.9	900.1	-11.1%	-24.6%
Hedging derivatives liabilities	160.0	21.7	26.4	21.9%	-83.5%
Customer deposits	189,212.2	200,872.2	207,804.0	3.5%	9.8%
Interbank borrowings and overnight funds	17,222.0	18,509.8	17,293.8	-6.6%	0.4%
Borrowings from banks and others	21,170.2	24,060.9	22,531.8	-6.4%	6.4%
Bonds issued	22,829.1	26,215.8	24,503.5	-6.5%	7.3%
Borrowings from development entities	4,864.3	4,037.3	4,363.1	8.1%	-10.3%
Other liabilities	19,165.0	19,966.9	19,795.1	-0.9%	3.3%
Total liabilities	275,816.0	294,696.5	297,217.7	0.9%	7.8%
Equity attributable to owners of the parent	16,452.2	17,451.3	17,172.9	-1.6%	4.4%
Non-controlling interest	14,623.9	15,711.7	15,459.7	-1.6%	5.7%
Total equity	31,076.0	33,162.9	32,632.6	-1.6%	5.0%
Total liabilities and equity	306,892.0	327,859.4	329,850.2	0.6%	7.5%

Consolidated Statement of Income	1Q24	4Q24	1Q25	Δ
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Interest income	7,236.2	6,832.9	6,591.0	-3.5%	-8.9%
Interest expense	5,555.8	4,834.9	4,660.7	-3.6%	-16.1%
Net interest income	1,680.4	1,998.0	1,930.3	-3.4%	14.9%
Loans and other accounts receivable	1,485.4	1,047.3	1,154.1	10.2%	-22.3%
Other financial assets	3.3	1.0	(8.5)	N.A.	N.A.
Recovery of charged-off financial assets	(128.6)	(148.2)	(142.8)	-3.6%	11.0%
Net impairment loss on financial assets	1,360.1	900.2	1,002.7	11.4%	-26.3%
Net interest income, after impairment losses	320.3	1,097.9	927.5	-15.5%	189.6%
Net income from commissions and fees	892.3	909.1	900.4	-1.0%	0.9%
Gross profit from sales of goods and services	823.4	508.9	679.8	33.6%	-17.4%
Net trading income	243.6	325.8	233.6	-28.3%	-4.1%
Net income from other financial instruments mandatory at FVTPL	104.5	82.1	96.7	17.7%	-7.4%
Total other income	409.3	57.7	596.6	N.A.	45.8%
Total other expenses	2,094.6	2,377.9	2,254.3	-5.2%	7.6%
Net income before income tax expense	698.8	603.6	1,180.4	95.6%	68.9%
Income tax expense	225.7	63.1	379.1	N.A.	68.0%
Net income for the period	473.1	540.4	801.3	48.3%	69.4%
Non-controlling interest	359.4	259.1	439.8	69.7%	22.4%
Net income attributable to owners of the parent	113.7	281.4	361.5	28.5%	217.8%

Key ratios	1Q24	4Q24	1Q25
Net Interest Margin(1)	3.0%	3.4%	3.2%
Net Interest Margin (including net trading income)(1)	3.4%	2.8%	3.5%
Efficiency ratio(2)	50.4%	61.3%	50.8%
90 days PDL / Gross loans (5)	4.1%	4.0%	3.7%
Provision expense / Average gross loans (6)	2.9%	1.8%	2.0%
Allowance / 90 days PDL (5)	1.35	1.25	1.28
Allowance / Gross loans	5.6%	5.0%	4.8%
Charge-offs / Average gross loans (6)	2.5%	3.3%	3.4%
Total loans, net / Total assets	58.2%	58.0%	57.6%
Deposits / Total loans, net	106.0%	105.7%	109.4%
Equity / Assets	10.1%	10.1%	9.9%
Tangible equity ratio (7)	8.7%	8.7%	8.5%
ROAA(3)	0.6%	0.7%	1.0%
ROAE(4)	2.7%	6.5%	8.4%
Shares outstanding (EoP)	23,743,475,754	23,743,475,754	23,743,475,754
Shares outstanding (Average)	23,743,475,754	23,743,475,754	23,743,475,754
Common share price (EoP)	430.0	447.0	561.0
Preferred share price (EoP)	430.0	446.0	563.0
BV/ EoP shares in Ps.	692.9	735.0	723.3
EPS	4.8	11.8	15.2
P/E (8)	22.4	9.4	9.2
P/BV (8)	0.6	0.6	0.8

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders’ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

6

Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

Consolidated Financial Results

Statement of Financial Position Analysis

1.	Assets

Total assets as of March 31st, 2025 totaled Ps 329,850.2 billion showing an increase of 7.5% versus total assets in March 31st, 2024 and an increase of 0.6% versus December 31st, 2024. Growth was mainly driven by (i) a 6.4% year over year growth in total loans, net to Ps 189,927.2 billion, (ii) a 35.7% year over year growth in trading assets to Ps 20,878.9 billion, and (iii) a 10.4% year over year increase in investment securities to Ps 40,346.7 billion.

1.1	Loan portfolio

Gross loans (excluding interbank and overnight funds) increased by 5.4% between March 31st, 2025 and March 31st, 2024 to Ps 198,760.3 billion mainly driven by (i) a 3.6% increase in commercial loans to Ps 113,381.2 billion, (ii) a 21.8% increase in Mortgages to Ps 22,965.9 billion, and (iii) a 3.9% increase in Consumer loans to Ps 62,409.0 billion.

Interbank & overnight funds increased by 91.5% to Ps 726.1 billion between March 31st, 2025 and March 31st, 2024

Loss allowance was Ps 9,559.3 billion as of March 31st, 2025 taking net loans to Ps 189,927.2 billion.

Total loans, net	1Q24	4Q24	1Q25	Δ
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Gross loans
Commercial loans	109,461.4	115,414.6	113,381.2	-1.8%	3.6%
Consumer loans	60,049.7	61,976.3	62,409.0	0.7%	3.9%
Mortgages loans	18,853.0	22,035.7	22,965.9	4.2%	21.8%
Microcredit loans	284.9	4.4	4.2	-4.5%	-98.5%
Gross loans	188,648.9	199,431.1	198,760.3	-0.3%	5.4%
Interbank & overnight funds	379.2	705.1	726.1	3.0%	91.5%
Total gross loans	189,028.1	200,136.1	199,486.5	-0.3%	5.5%
Loss allowance	(10,557.2)	(10,006.6)	(9,559.3)	-4.5%	-9.5%
Allowance for impairment of commercial loans	(5,435.7)	(5,363.7)	(4,914.5)	-8.4%	-9.6%
Allowance for impairment of consumer loans	(4,647.1)	(4,166.0)	(4,148.3)	-0.4%	-10.7%
Allowance for impairment of mortgages	(414.7)	(473.3)	(492.9)	4.1%	18.9%
Allowance for impairment of microcredit loans	(59.6)	(3.6)	(3.5)	-3.8%	-94.2%
Total loans, net	178,471.0	190,129.5	189,927.2	-0.1%	6.4%

7

Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	1Q24	4Q24	1Q25	Δ
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
General purpose	75,765.7	82,145.4	81,078.5	-1.3%	7.0%
Working capital	16,512.7	16,624.5	15,300.0	-8.0%	-7.3%
Financial leases	11,736.2	12,141.1	12,062.7	-0.6%	2.8%
Funded by development banks	4,453.8	3,517.4	3,766.0	7.1%	-15.4%
Overdrafts	622.7	648.1	796.6	22.9%	27.9%
Credit cards	370.3	338.2	377.5	11.6%	1.9%
Commercial loans	109,461.4	115,414.6	113,381.2	-1.8%	3.6%
Payroll loans	32,801.9	34,182.0	34,712.6	1.6%	5.8%
Personal loans	14,220.5	14,442.1	14,647.8	1.4%	3.0%
Credit cards	7,478.1	7,266.7	7,044.9	-3.1%	-5.8%
Automobile and vehicle	5,354.7	5,834.5	5,764.7	-1.2%	7.7%
Financial leases	16.4	18.8	19.7	4.8%	20.3%
Overdrafts	73.5	79.3	75.9	-4.3%	3.3%
Other	104.7	152.8	143.3	-6.3%	36.9%
Consumer loans	60,049.7	61,976.3	62,409.0	0.7%	3.9%
Mortgages	16,665.2	19,714.1	20,514.1	4.1%	23.1%
Housing leases	2,187.7	2,321.7	2,451.8	5.6%	12.1%
Mortgages loans	18,853.0	22,035.7	22,965.9	4.2%	21.8%
Microcredit loans	284.9	4.4	4.2	-4.5%	-98.5%
Gross loans	188,648.9	199,431.1	198,760.3	-0.3%	5.4%
Interbank & overnight funds	379.2	705.1	726.1	3.0%	91.5%
Total gross loans	189,028.1	200,136.1	199,486.5	-0.3%	5.5%

In terms of gross loans (excluding interbank and overnight funds), 91.9% are domestic and 8.1% are foreign (reflecting the Multi Financial Holding operation). In terms of currency, 82.9% are peso denominated loans and 17.1% are USD denominated.

A 9.1% yearly depreciation of the Peso relative to the U.S. Dollar, favored growth metrics for US Dollar denominated loans in Pesos. A quarterly appreciation of 4.9% of the Peso relative to the U.S. Dollar had a negative effect on growth metrics for US Dollar denominated loans in Pesos

Commercial loans increased by 3.6% versus 1Q24 and -1.8% versus 4Q24. Over the year, Peso denominated loans increased by 2.5%, while dollar denominated loans decreased 1.7% in dollar terms.

Consumer Loans increased by 3.9% versus 1Q24 and 0.7% versus 4Q24. Peso denominated consumer loans grew by 3.0% yearly, while dollar denominated loans increased 9.7% in dollar terms.

Mortgages increased by 21.8% versus 1Q24 and 4.2% versus 4Q24. Over the year, Peso denominated loans increased by 24.4%, while dollar denominated loans increased 0.5% in dollar terms.

The following table shows the loans and receivables composition per segment.

8

Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

Gross loans / Segment ($)	1Q24	4Q24	1Q25	Δ
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Banking services	187,372.4	197,862.2	197,417.4	-0.2%	5.4%
Merchant Banking	2,661.3	3,007.1	2,906.1	-3.4%	9.2%
Pension and Severance Fund Management	-	-	-	-	-
Holding	1,247.4	1,198.1	1,139.1	-4.9%	-8.7%
Eliminations	(2,632.1)	(2,636.4)	(2,702.3)	2.5%	2.7%
Gross loans	188,648.9	199,431.1	198,760.3	-0.3%	5.4%
Interbank & overnight funds	379.2	705.1	726.1	3.0%	91.5%
Total gross loans	189,028.1	200,136.1	199,486.5	-0.3%	5.5%

Gross loans / Segment (%)	1Q24	4Q24	1Q25

Banking services	99.3%	99.2%	99.3%
Merchant Banking	1.4%	1.5%	1.5%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.7%	0.6%	0.6%
Eliminations	-1.4%	-1.3%	-1.4%
Gross loans	100.0%	100.0%	100.0%

30-days and 90 days past due loans improved compared to the previous quarter, reaching their lowest levels since 2Q23. Commercial portfolio PDLs improved 26 bps compared with the last quarter. Consumer portfolio ratios continued the positive trend for the fourth consecutive quarter.

Past due loans	1Q24	4Q24	1Q25	Δ
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Performing	103,879.1	109,704.8	107,955.3	-1.6%	3.9%
Between 31 and 90 days past due	892.0	593.3	820.1	38.2%	-8.1%
+90 days past due	4,690.3	5,116.6	4,605.8	-10.0%	-1.8%
Commercial loans	109,461.4	115,414.6	113,381.2	-1.8%	3.6%
Performing	55,960.7	58,505.4	59,000.5	0.8%	5.4%
Between 31 and 90 days past due	1,739.3	1,467.8	1,451.8	-1.1%	-16.5%
+90 days past due	2,349.7	2,003.1	1,956.6	-2.3%	-16.7%
Consumer loans	60,049.7	61,976.3	62,409.0	0.7%	3.9%
Performing	17,532.5	20,634.9	21,510.3	4.2%	22.7%
Between 31 and 90 days past due	574.2	528.9	578.9	9.5%	0.8%
+90 days past due	746.3	872.0	876.8	0.5%	17.5%
Mortgages loans	18,853.0	22,035.7	22,965.9	4.2%	21.8%
Performing	232.0	0.8	0.7	-10.0%	-99.7%
Between 31 and 90 days past due	10.5	0.0	-	-100.0%	-100.0%
+90 days past due	42.3	3.6	3.4	-3.2%	-91.9%
Microcredit loans	284.9	4.4	4.2	-4.5%	-98.5%
Gross loans	188,648.9	199,431.1	198,760.3	-0.3%	5.4%
Interbank & overnight funds	379.2	705.1	726.1	3.0%	91.5%
Total gross loans	189,028.1	200,136.1	199,486.5	-0.3%	5.5%

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Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

Our 30 days PDL to total loans was 5.2% for 1Q25, 5.3% for 4Q24 and 5.9% for 1Q24. The ratio of 90 days PDL to total loans was 3.7% for 1Q25, 4.0% for 4Q24 and 4.1% for 1Q24.

30 days past due loans	1Q24	4Q24	1Q25

Commercial	5.1%	4.9%	4.8%
Consumer	6.8%	5.6%	5.5%
Mortgages	7.0%	6.4%	6.3%
Microcredit	18.5%	81.4%	82.4%
Total loans	5.9%	5.3%	5.2%

90 days past due loans	1Q24	4Q24	1Q25

Commercial	4.3%	4.4%	4.1%
Consumer	3.9%	3.2%	3.1%
Mortgages	4.0%	4.0%	3.8%
Microcredit	14.9%	81.3%	82.4%
Total loans	4.1%	4.0%	3.7%

Loans classified as stage 2 and 3 were 11.5% for 1Q25 and 4Q24, and 12.3% for 1Q24. Allowance for stage 2 and 3 loans / stage 2 and 3 loans decreased as the average PD for stage 2 and stage 3 loans improved and fully provisioned, while stage 3 loans were progressively charged-off. These stood at 33.3% for 1Q25, 35.4% for 4Q24 and 38.0% for 1Q24.

Loans by stages (%)	1Q24	4Q24	1Q25

Loans classified as Stage 2 / gross loans	5.2%	4.8%	5.2%
Loans classified as Stage 3 / gross loans	7.0%	6.7%	6.3%
Loans classified as Stage 2 and 3 / gross loans	12.3%	11.5%	11.5%
Allowance for Stage 1 loans / Stage 1 loans	1.1%	1.1%	1.1%
Allowance for Stage 2 loans / Stage 2 loans	14.8%	12.8%	11.9%
Allowance for Stage 3 loans / Stage 3 loans	55.3%	51.4%	50.8%
Allowance for Stage 2 and 3 loans / Stage 2 and 3 loans	38.0%	35.4%	33.3%

Grupo Aval’s coverage over its 90 days PDL was 1.3x for 1Q25, 4Q24 and 1Q24, coverage over its 30 days PDL was 0.9x in 1Q25, 0.9x for 4Q24 and 1.0x 1Q24.

Impairment loss, net of recoveries of charged off assets to average gross loans was 2.0% for 1Q25, 1.8% for 4Q24, and 2.9% 1Q24; this rate for consumer loans was 4.5% for 1Q25, 4.8% for 4Q24 and 7.5% for 1Q24, while for commercial loans was 0.9% for 1Q25, 0.4% for 4Q24 and 0.7% for 1Q24. Charge-offs to average gross loans was 3.4% for 1Q25, 3.3% for 4Q24, and 2.5% in 1Q24.

Coverage and cost of risk	1Q24	4Q24	1Q25

Allowance for impairment / 30 days PDL	1.0	0.9	0.9
Allowance for impairment / 90 days PDL	1.3	1.3	1.3
Allowance for impairment / gross loans (*)	5.6%	5.0%	4.8%

Impairment loss / average gross loans (*)	3.2%	2.1%	2.3%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	2.9%	1.8%	2.0%

Charge-offs / average gross loans (*)	2.5%	3.3%	3.4%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

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Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

1.2	Investment securities and trading assets

Total investment securities and trading assets increased 17.9% to Ps 61,225.6 billion between March 31st, 2025 and March 31st, 2024 and increased 3.2% versus December 31st, 2024.

A total of Ps 50,461.7 billion of our total portfolio is invested in debt securities, which increased by 17.5% between March 31st, 2025 and March 31st, 2024 and increased by 1.6% versus December 31st, 2024. Ps 9,781.9 billion of our total investment securities is invested in equity securities, which increased by 26.2% between March 31st, 2025 and March 31st, 2024 and by 12.7% versus December 31st, 2024.

Investment and trading assets	1Q24	4Q24	1Q25	Δ
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Debt securities	7,770.1	11,937.4	11,767.6	-1.4%	51.4%
Equity securities	6,378.3	7,256.5	8,129.3	12.0%	27.5%
Derivative assets	1,236.0	969.3	981.9	1.3%	-20.6%
Trading assets	15,384.5	20,163.2	20,878.9	3.5%	35.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.9	1.4	1.4	-0.7%	-25.5%
Debt securities at FVOCI	24,978.6	27,050.2	28,266.9	4.5%	13.2%
Equity securities at FVOCI	1,370.6	1,421.3	1,652.6	16.3%	20.6%
Investments in securities at FVOCI	26,349.2	28,471.5	29,919.5	5.1%	13.6%
Investments in debt securities at AC	10,209.0	10,689.7	10,425.8	-2.5%	2.1%
Investment and trading assets	51,944.5	59,325.8	61,225.6	3.2%	17.9%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 6.7% for 1Q25, 3.8% for 4Q24 and 7.9% for 1Q24.

1.3	Cash and Cash Equivalents

As of March 31st, 2025 cash and cash equivalents had a balance of Ps 19,138.4 billion showing an increase of 3.1% versus March 31st, 2024 and of 12.6% versus December 31st, 2024.

The ratio of cash and cash equivalents to customer deposits was 9.2% at March 31st, 2025, 8.5% at December 31st, 2024, and 9.8% at March 31st, 2024.

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Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

1.4	Goodwill and Other Intangibles

Goodwill and other intangibles as of March 31st, 2025 reached Ps 19,168.7 billion, increasing by 5.2% versus March 31st, 2024 and decreasing of 0.7% versus December 31st, 2024.

Goodwill as of March 31st, 2025 was Ps 2,215.7 billion, increasing by 0.6% versus March 31st, 2024 and showing a decrease of 0.4% versus December 31st, 2024.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corfi. Other intangibles as of March 31st, 2025 reached Ps 16,953.0 billion and grew by 5.8% versus March 31st, 2024 and decreased by -0.7% versus December 31st, 2024.

2.	Liabilities

As of March 31st, 2025 Total Funding represented 93.0% of total liabilities and other liabilities represented 7.0%.

1.	Funding

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities, had a balance of Ps 276,496.1 billion as of March 31st, 2025 showing an increase of 8.3% versus March 31st, 2024 and 1.0% versus December 31st, 2024. Total customer deposits represented 75.2% of total funding as of 1Q25, 73.4% for 4Q24, and 74.1% for 1Q24.

Average cost of funds was 6.8% for 1Q25, 7.2% for 4Q24, and 8.9% for 1Q24.

1.	Customer deposits

Customer deposits	1Q24	4Q24	1Q25	Δ
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Checking accounts	16,677.0	18,380.4	17,996.8	-2.1%	7.9%
Other deposits	366.1	347.9	341.3	-1.9%	-6.8%
Non-interest bearing	17,043.1	18,728.3	18,338.2	-2.1%	7.6%
Checking accounts	5,788.4	6,199.1	7,474.3	20.6%	29.1%
Time deposits	91,149.9	96,329.8	100,257.2	4.1%	10.0%
Savings deposits	75,230.8	79,614.9	81,734.2	2.7%	8.6%
Interest bearing	172,169.1	182,143.9	189,465.8	4.0%	10.0%
Customer deposits	189,212.2	200,872.2	207,804.0	3.5%	9.8%

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Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

Of our total customer deposits as of March 31st, 2025, checking accounts represented 12.3%, time deposits 48.2%, savings accounts 39.3%, and other deposits 0.2%.

The following table shows the customer deposits composition by segment.

				Δ
Deposits / Segment($)	1Q24	4Q24	1Q25	1Q25 vs. 4Q24	1Q25 vs. 1Q24
Banking services	184,259.4	196,217.6	203,380.2	3.7%	10.4%
Merchant Banking	8,414.8	8,590.7	8,923.3	3.9%	6.0%
Pension and Severance Fund Management	1.3	1.3	1.4	1.4%	6.4%
Holding	-	-	-	N.A	N.A
Eliminations	(3,463.3)	(3,937.5)	(4,500.9)	14.3%	30.0%
Total Grupo Aval	189,212.2	200,872.2	207,804.0	3.5%	9.8%

Deposits / Segment (%)	1Q24	4Q24	1Q25
Banking services	97.4%	97.7%	97.9%
Merchant Banking	4.4%	4.3%	4.3%
Pension and Severance Fund Management	0.0%	0.0%	0.0%
Holding	0.0%	0.0%	0.0%
Eliminations	-1.8%	-2.0%	-2.2%
Total Grupo Aval	100.0%	100.0%	100.0%

2.	Borrowings from Banks and Other (includes borrowings from development entities)

As of March 31st, 2025 borrowings from banks and other totaled Ps 26,894.8 billion, increasing 3.3% versus March 31st, 2024 and decreasing 4.3% versus December 31st, 2024. Over the year, Peso denominated borrowings from banks and others decreased by 4.1% and dollar denominated borrowings from banks and others decreased 0.7% in dollar terms.

3.	Bonds issued

Total bonds issued as of March 31st, 2025 totaled Ps 24,503.5 billion and increased 7.3% versus March 31st, 2024 and decreased 6.5% versus December 31st, 2024. Over the year, Peso denominated bonds decreased by 2.9%, while dollar denominated bonds increased by 14.7% in dollar terms.

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Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

3.	Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its most relevant consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión).

As of March 31st, 2025 non-controlling interest was Ps 15,459.7 billion which increased by 5.7% versus March 31st, 2024 and decreased by 1.6% versus December 31st, 2024. Total non- controlling interest represents 47.4% of total equity as of 1Q25, compared to 47.4% in 4Q24 and 47.1% in 1Q24.

Total non-controlling interest derives from the sum of the combined minority interests of our subsidiaries and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	1Q24	4Q24	1Q25	∆
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Banco de Bogotá	68.9%	68.9%	68.9%	-
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir	75.8%	75.8%	75.8%	-	-
Corficolombiana	40.5%	40.5%	40.5%	-	-
Aval Fiduciaria	40.5%	96.7%	96.7%	-	5,620
Aval Casa de Bolsa	62.2%	86.4%	86.4%	-	2,425
Aval Banca de Inversión	0.0%	0.0%	82.2%	8,216	8,216

4.	Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31st, 2025 was Ps 17,172.9 billion, showing an increase of 4.4% versus March 31st, 2024 and a decrease of 1.6% versus December 31st, 2024.

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Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

Income Statement Analysis

Our net income attributable to the owners of the parent company for 1Q25 was Ps 361.5 billion showing a 217.8% increase versus 1Q24 and a 28.5% versus 4Q24.

Consolidated Statement of Income	1Q24	4Q24	1Q25	∆
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Interest income	7,236.2	6,832.9	6,591.0	-3.5%	-8.9%
Interest expense	5,555.8	4,834.9	4,660.7	-3.6%	-16.1%
Net interest income	1,680.4	1,998.0	1,930.3	-3.4%	14.9%
Loans and other accounts receivable	1,485.4	1,047.3	1,154.1	10.2%	-22.3%
Other financial assets	3.3	1.0	(8.5)	N.A	N.A
Recovery of charged-off financial assets	(128.6)	(148.2)	(142.8)	-3.6%	11.0%
Net impairment loss on financial assets	1,360.1	900.2	1,002.7	11.4%	-26.3%
Net income from commissions and fees	892.3	909.1	900.4	-1.0%	0.9%
Gross profit from sales of goods and services	823.4	508.9	679.8	33.6%	-17.4%
Net trading income	243.6	325.8	233.6	-28.3%	-4.1%
Net income from other financial instruments mandatory at FVTPL	104.5	82.1	96.7	17.7%	-7.4%
Total other income	409.3	57.7	596.6	N.A.	45.8%
Total other expenses	2,094.6	2,377.9	2,254.3	-5.2%	7.6%
Net income before income tax expense	698.8	603.6	1,180.4	95.6%	68.9%
Income tax expense	225.7	63.1	379.1	N.A.	68.0%
Net income for the period	473.1	540.4	801.3	48.3%	69.4%
Non-controlling interest	359.4	259.1	439.8	69.7%	22.4%
Net income attributable to owners of the parent	113.7	281.4	361.5	28.5%	217.8%

1.	Net Interest Income

Net interest income	1Q24	4Q24	1Q25	∆
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Interest income
Commercial	3,600.1	3,175.6	3,031.0	-4.6%	-15.8%
Interbank and overnight funds	169.6	182.6	139.8	-23.4%	-17.6%
Consumer	2,335.8	2,237.1	2,218.3	-0.8%	-5.0%
Mortgages and housing leases	468.5	513.5	548.9	6.9%	17.1%
Microcredit	19.4	0.0	0.1	160.1%	-99.4%
Loan portfolio	6,593.4	6,108.9	5,938.1	-2.8%	-9.9%
Interests on investments in debt securities	642.7	724.0	652.9	-9.8%	1.6%
Total interest income	7,236.2	6,832.9	6,591.0	-3.5%	-8.9%
Interest expense
Checking accounts	73.0	60.8	58.5	-3.7%	-19.9%
Time deposits	2,525.5	2,211.6	2,171.7	-1.8%	-14.0%
Savings deposits	1,442.5	1,184.9	1,108.1	-6.5%	-23.2%
Total interest expenses on deposits	4,041.0	3,457.3	3,338.3	-3.4%	-17.4%
Interbank borrowings and overnight funds	487.0	389.4	391.1	0.5%	-19.7%
Borrowings from banks and others	420.0	442.8	418.0	-5.6%	-0.5%
Bonds issued	457.0	450.3	418.7	-7.0%	-8.4%
Borrowings from development entities	150.9	95.1	94.6	-0.6%	-37.3%
Total interest expenses on financial obligations	1,514.9	1,377.6	1,322.4	-4.0%	-12.7%
Total interest expense	5,555.8	4,834.9	4,660.7	-3.6%	-16.1%
Net interest income	1,680.4	1,998.0	1,930.3	-3.4%	14.9%

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Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

Our net interest income increased by 14.9% to Ps 1,930.3 billion for 1Q25 versus 1Q24 and decreased by 3.4% versus 4Q24. The increase versus 1Q24 was derived mainly from a 16.1% decrease in total interest expense.

Net Interest Margin (NIM)	1Q24	4Q24	1Q25	∆
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Consolidated
Net Interest Margin (NIM) (*)	3.36%	2.84%	3.48%	64	12
NIM on loans	4.29%	4.40%	4.41%	1	12
NIM on Investments	-0.23%	-2.61%	0.31%	292	54
Banking segment
Net Interest Margin (NIM) (*)	4.22%	3.67%	4.20%	53	(3)
NIM on loans	5.07%	4.96%	4.95%	(1)	(12)
NIM on Investments	-0.06%	-2.06%	0.98%	303	104

2.	Impairment loss on financial assets, net

Our impairment loss on financial assets, net decreased by 26.3% to Ps 1,002.7 billion for 1Q25 versus 1Q24 and increased by 11.4% versus 4Q24.

Net impairment loss on financial assets	1Q24	4Q24	1Q25	∆
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Loans and other accounts receivable	1,485.4	1,047.3	1,154.1	10.2%	-22.3%
Other financial assets	3.3	1.0	(8.5)	N.A	N.A
Recovery of charged-off financial assets	(128.6)	(148.2)	(142.8)	-3.6%	11.0%
Net impairment loss on financial assets	1,360.1	900.2	1,002.7	11.4%	-26.3%

Our annualized gross cost of risk was 2.3% for 1Q25, 2.1% for 4Q24, and 3.2% for 1Q24. Net of recoveries of charged-off assets was 2.0% for 1Q25, 1.8% for 4Q24, and 2.9% for 1Q24.

(*)       Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 3.2% for 1Q25, 3.4% for 4Q24 and 3.0% for 1Q24.

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Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

3.	Total non-interest income

Total non-interest income	1Q24	4Q24	1Q25	∆
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Income from commissions and fees
Banking fees (1)	678.9	704.4	698.8	-0.8%	2.9%
Trust activities and management services	120.3	128.0	130.5	1.9%	8.5%
Pension and severance fund management	281.9	311.2	319.6	2.7%	13.4%
Bonded warehouse services	45.8	46.3	48.0	3.6%	4.7%
Total income from commissions and fees	1,126.9	1,189.9	1,196.9	0.6%	6.2%
Expenses from commissions and fees	234.6	280.8	296.5	5.6%	26.4%
Net income from commissions and fees	892.3	909.1	900.4	-1.0%	0.9%

Income from sales of goods and services	2,592.5	3,223.3	2,692.8	-16.5%	3.9%
Costs and expenses from sales of goods and services	1,769.1	2,714.4	2,013.0	-25.8%	13.8%
Gross profit from sales of goods and services	823.4	508.9	679.8	33.6%	-17.4%

Total trading investment income	301.4	(199.1)	310.9	-256.2%	3.1%
Total derivatives income	(57.8)	524.9	(77.3)	-114.7%	33.8%
Net trading income	243.6	325.8	233.6	-28.3%	-4.1%
Net income from other financial instruments mandatory at FVTPL	104.5	82.1	96.7	17.7%	-7.4%

Other income
Foreign exchange gains (losses), net	31.9	(241.5)	259.0	-207.3%	N.A.
Net gain on sale of investments and OCI realization	53.4	(11.7)	(5.6)	-52.2%	-110.5%
Gain on the sale of non-current assets held for sale	3.9	3.6	0.7	-80.5%	-81.9%
Income from non-consolidated investments (2)	225.5	102.7	226.6	120.7%	0.5%
Net gains on asset valuations	8.1	(8.1)	7.8	-196.4%	-2.8%
Other income from operations	86.6	212.8	108.1	-49.2%	24.8%
Total other income	409.3	57.7	596.6	N.A.	45.8%

Total non-interest income	2,473.1	1,883.6	2,507.2	33.1%	1.4%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

1.	Net income from commissions and fees

Net income from commissions and fees for 1Q25 totaled Ps 900.4 billion and increased by 0.9% versus 1Q24 and decreased 1.0% versus 4Q24. Income from commissions and fees increased by 6.2% to Ps 1,196.9 billion in 1Q25 versus 1Q24 and by 0.6% versus 4Q24.

2.	Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) decreased by 17.4% to Ps 679.8 billion for 1Q25 versus 1Q24 and increased by 33.6% quarterly.

The main driver behind the yearly decrease is related to the energy & gas sector, which showed a quarterly decrease of 29.1%, explained by a higher volume transported during 1Q24 due to unfavorable weather conditions that increased gas consumption.

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Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

3.3	Total other income from operations

Other income	1Q24	4Q24	1Q25	∆
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Total derivatives income	(57.8)	524.9	(77.3)	-114.7%	33.8%

Foreign exchange gains (losses), net	31.9	(241.5)	259.0	-207.3%	N.A.

Derivatives and foreign exchange gains (losses), net (1)	(25.9)	283.4	181.7	-35.9%	N.A

Net gains on asset valuations	8.1	(8.1)	7.8	-196.4%	-2.8%
Net income from other financial instruments mandatory at FVTPL	104.5	82.1	96.7	17.7%	-7.4%
Net gain on sale of investments and OCI realization	53.4	(11.7)	(5.6)	-52.2%	-110.5%
Gain on the sale of non-current assets held for sale	3.9	3.6	0.7	-80.5%	-81.9%
Income from non-consolidated investments (2)	225.5	102.7	226.6	120.7%	0.5%
Other income from operations	86.6	212.8	108.1	-49.2%	24.8%

Total other income from operations	456.0	664.7	616.0	-7.3%	35.1%

(1)Includes income from trading and hedging derivatives reflected as part of the net trading income on the statement of profit and loss.

(2) Includes share of profit of equity accounted investees, net of tax, equity method and dividend income.

Total other income for 1Q25 totaled Ps 616.0 billion, yearly performance is driven by higher derivatives and foreign exchange gains related to our non-financial sector. Additionally, dividend seasonality contributes to the quarter performance compared to 4Q24

4.	Other expenses

Total other expenses for 1Q25 totaled Ps 2,254.3 billion and increased by 7.6% versus 1Q24 and decreased by 5.2% versus 4Q24. Our efficiency ratio measured as total other expenses to total income was 50.8% in 1Q25, 61.3% in 4Q24, and 50.4% for 1Q24.

General and administrative expenses for the quarter reached Ps 1,161.1 billion, increasing 6.7% over the year and decreasing 8.0% quarterly. Personnel expenses for the quarter reached Ps 830.7 billion, showing an increase of 8.0% over the year and a decrease of 0.8% quarterly. The ratio of annualized total other expenses as a percentage of average total assets was 2.7% for 1Q25, 2.9% for 4Q24, and 2.8% for 1Q24.

5.	Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana, Porvenir, Aval Fiduciaria, Aval Casa de Bolsa and Aval Banca de Inversión).

Non-controlling interest in the income statement was Ps 439.8 billion, showing a 22.4% increase versus 1Q24 and a 69.7% versus 4Q24. In addition, the ratio of non-controlling interest to income before non-controlling interest was 54.9% in 1Q25, 47.9% in 4Q24 and 76.0% in 1Q24.

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Report of 1Q2025 Information reported in Ps billions and under IFRS

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness(*) of Ps 1,559.4 billion (Ps 351.3 billion of bank debt and Ps 1,208.1 billion of bonds denominated in Colombian pesos) as of March 31st, 2025. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of March 31st, 2025, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 4,198.6 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans, investments and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 661.1 billion of total liquid assets, a total gross indebtedness of Ps 5,758.0 billion and a net indebtedness of Ps 5,096.8 billion as of March 31st, 2025. In addition to liquid assets, it has Ps 1,131.8 billion in loans with related parties and Grupo Aval Ltd. has Ps 2,190.6 billion in investments in AT1 instruments.

Total liquid assets as of March 31, 2025
Cash and cash equivalents	526.6
Fixed income investments	134.5
Total liquid assets	661.1

As of March 31st, 2025 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.22x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	1Q24	4Q24	1Q25	Δ
				1Q25 vs. 4Q24	1Q25 vs. 4Q24
Contribution of Investments in Subisidiaries to double leverage	1.11x	1.10x	1.10x	0.00	-0.01
Contribution of Investments in AT1 Instruments to double leverage	.12x	.13x	.12x	0.00	0.01
Double Leverage (1)	1.23x	1.23x	1.22x	-0.01	0.00
Net debt / Core earnings (2)(3)	3.42x	4.72x	5.45x	0.74	2.03
Net debt / Cash dividends (2)(3)	4.95x	9.51x	10.18x	0.67	5.22
Core Earnings / Interest Expense (2)	3.73x	3.11x	2.80x	-0.31	-0.93

(*) Grupo Aval Ltd extended US$ 270 million loans to Grupo Aval Acciones y Valores S.A. which is eliminated in the combined figures of Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. (1) Double leverage is calculated as investments in subsidiaries at book value, subordinated and AT1 loans or investments and goodwill as a percentage of shareholders' equity; (2) Core earnings are defined as annualized recurring cash flow from dividends, investments and net operating income; (3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

19

Report of 1Q2025 Information reported in Ps billions and under Colombian IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.

Separate Financial Statements

Below, we present a summary of our financial statements at the separate level by the end of the first quarter of 2025. The results presented are in accordance with the Colombian International Financial Reporting Standards (Colombian IFRS). The information reported below is expressed in Colombian Pesos (Ps) billion, except where otherwise indicated.

Assets

The assets are mainly represented by the direct interests we have in Banco de Bogotá (68.9%), Banco de Occidente (72.3%), Banco Popular (93.7%), Banco AV Villas (79.9%), AFP Porvenir (20.0%), Corficolombiana (8.7%), Aval Fiduciaria (95.4%), Aval Casa de Bolsa (40.8%), Aval Banca de Inversión (70.0%) and 100.0% of Grupo Aval Ltd. (GAL).

Total assets as of March 31st, 2025 totaled Ps 21,106.8 billion, increasing 4.0% or Ps 805.6 billion versus March 31st, 2024 and 0.8% or Ps 166.6 billion versus December 31st, 2024. The annual variation is mainly explained by the annual increase of Ps 791.8 billion in investments in subsidiaries and associates

Liabilities

Total liabilities as of March 31st, 2025 totaled Ps 3,423.1 billion, increasing 1.0% or Ps 34.1 billion versus March 31st, 2024 and 15.2% or Ps 451.6 billion versus December 31st, 2024. The annual variation is mainly explained by (i) an increase of 5.7% or Ps. 38.7 in accounts payable due to higher dividends declared by our company to shareholders. The quarterly variation is mainly due to an increase of 256.1% or Ps. 515.4 in accounts payable due to the seasonality of dividends declared.

Grupo Aval's financial indebtedness did not present material changes compared to what was reported as of December 31, 2024.

Equity

As of March 31st, 2025, shareholders' equity was Ps 17,683.7 billion, 4.6% higher than reported on March 31st, 2024 and 1.6% lower compared to the equity reported as of December 31st, 2024. This movement is mainly generated by dividends declared.

20

Report of 1Q2025 Information reported in Ps billions and under IFRS

Net Income

Net income in our separate financial statements is derived primarily from equity method income from our investments and other income, net of the Holding's operating, financial and tax expenses.

During the 1Q25 we presented a net profit of Ps 353.8 billion, increasing 195.8% versus 1Q24. The increase in profits is explained by a higher income from equity method.

1Q25 results incorporate a positive trend in the banking segment (NIM, portfolio quality and efficiency). Corfi increased its performance given the higher contribution of the infrastructure sector. Finally, our pension fund presented positive results, although market volatility impacted fund performance in March.

21

Report of 1Q2025 Information reported in Ps billions and under IFRS

RISK MANAGEMENT

During the first quarter of 2025, there were no material changes in the degree of exposure to the relevant risks disclosed in the report as of December 2024, nor have any new relevant risks been identified that merit disclosure as of March 31st , 2025, according to the instructions given in paragraph 8.4.1.2.1 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

During 1Q25, there were no material qualitative and quantitative changes in market risk in comparison with the information reported in the report as of 4Q24, that merit disclosure as of March 31st, 2025, in accordance with the instructions given in paragraph 8.4.1.1.4 of Exhibit 1 «Información periódica de los emisores» in Chapter I of Title V of Part III of the Basic Legal Circular «Registro Nacional de Valores y Emisores – RNVE.

ESG

In terms of ESG, during this quarter there were no material changes that should be reported

CORPORATE GOVERNANCE

In terms of Corporate Governance, the following material changes occurred during the first quarter of 2025:

Board of Directors:

▪	The Board of Directors was re-elected at the Shareholders' Meeting held on March 28, 2025, with the following members: Drs. Luis Carlos Samiento Gutiérrez, Mauricio Cárdenas Müller, Fabio Castellanos Ordóñez, Luís Fernando López Roca, Esther América Paz Montoya, Drs. Andrés Escobar Arango, José Mauricio Salgar Hurtado, and Jorge Silva Luján.

▪	The Board of Directors is composed mainly of independent directors (5 out of 9).

▪	The fees for the Board of Directors were set at eleven million five hundred seventy-two thousand pesos ($11,572,000) for attending each meeting and two million one hundred four thousand pesos ($2,104,000) for each committee session.

22

Report of 1Q2025

DEFINITIONS

Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans

Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income

Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income.

Gross loans excludes interbank and overnight funds.

Interest Earning Assets are calculated as the sum of average gross loans, average interbanks and average investments.

Net Interest Income is the difference between Total Interest Income and Total Interest Expense.

Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets.

NIM on Loans is calculated as Net Interest Income on Loans to Average loans and financial leases.

NIM on Investments is calculated as Net Interest income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and Interbank and overnight funds

Non-controlling interest refers to the participation of minority shareholders in a subsidiary’s equity or net income.

ROAA is calculated as annualized Net Income divided by average of total assets.

ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity.

23

Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS
Information in Ps. Billions	1Q24	1Q25

Consolidated Statement of Financial Position	1Q24	4Q24	1Q25	∆
				1Q25 vs. 4Q24	1Q25 vs. 1Q24

Cash and cash equivalents	18,568.3	16,998.9	19,138.4	12.6%	3.1%

Investment and trading assets
Debt securities	7,770.1	11,937.4	11,767.6	-1.4%	51.4%
Equity securities	6,378.3	7,256.5	8,129.3	12.0%	27.5%
Derivative assets	1,236.0	969.3	981.9	1.3%	-20.6%
Trading assets	15,384.5	20,163.2	20,878.9	3.5%	35.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	1.9	1.4	1.4	-0.7%	-25.5%
Investments in securities at FVOCI	26,349.2	28,471.5	29,919.5	5.1%	13.6%
Investments in debt securities at AC	10,209.0	10,689.7	10,425.8	-2.5%	2.1%
Investment securities	36,560.0	39,162.6	40,346.7	3.0%	10.4%
Hedging derivatives assets	58.9	54.0	39.9	-26.2%	-32.3%

Gross loans
Commercial loans	109,840.6	116,119.7	114,107.4	-1.7%	3.9%
Commercial loans	109,461.4	115,414.6	113,381.2	-1.8%	3.6%
Interbank & overnight funds	379.2	705.1	726.1	3.0%	91.5%
Consumer loans	60,049.7	61,976.3	62,409.0	0.7%	3.9%
Mortgages loans	18,853.0	22,035.7	22,965.9	4.2%	21.8%
Microcredit loans	284.9	4.4	4.2	-4.5%	-98.5%
Total gross loans	189,028.1	200,136.1	199,486.5	-0.3%	5.5%
Loss allowance	(10,557.2)	(10,006.6)	(9,559.3)	-4.5%	-9.5%
Total loans, net	178,471.0	190,129.5	189,927.2	-0.1%	6.4%

Other accounts receivable, net	26,442.4	27,958.4	26,743.5	-4.3%	1.1%
Non-current assets held for sale	103.1	105.2	95.4	-9.3%	-7.5%
Investments in associates and joint ventures	1,123.9	1,430.6	1,194.9	-16.5%	6.3%

Own-use property, plant and equipment for own-use and given in operating lease, net	4,447.9	4,600.1	4,602.6	0.1%	3.5%
Right-of-use assets	1,419.7	1,351.6	1,395.5	3.2%	-1.7%
Investment properties	996.5	1,053.4	1,068.0	1.4%	7.2%
Biological assets	230.3	238.3	240.7	1.0%	4.5%
Tangible assets	7,094.4	7,243.4	7,306.8	0.9%	3.0%

Goodwill	2,203.0	2,223.6	2,215.7	-0.4%	0.6%
Concession arrangement rights	13,568.4	14,314.6	14,180.8	-0.9%	4.5%
Other intangible assets	2,450.9	2,758.3	2,772.2	0.5%	13.1%
Intangible assets	18,222.3	19,296.5	19,168.7	-0.7%	5.2%

Current	2,993.9	3,149.9	2,914.2	-7.5%	-2.7%
Deferred	1,403.5	1,628.2	1,548.0	-4.9%	10.3%
Income tax assets	4,397.4	4,778.1	4,462.1	-6.6%	1.5%

Other assets	465.7	538.9	547.8	1.6%	17.6%
Total assets	306,892.0	327,859.4	329,850.2	0.6%	7.5%

Trading liabilities	1,193.1	1,011.9	900.1	-11.1%	-24.6%
Hedging derivatives liabilities	160.0	21.7	26.4	21.9%	-83.5%

Customer deposits	189,212.2	200,872.2	207,804.0	3.5%	9.8%
Checking accounts	22,465.4	24,579.5	25,471.2	3.6%	13.4%
Time deposits	91,149.9	96,329.8	100,257.2	4.1%	10.0%
Savings deposits	75,230.8	79,614.9	81,734.2	2.7%	8.6%
Other deposits	366.1	347.9	341.3	-1.9%	-6.8%
Financial obligations	66,085.7	72,823.8	68,692.1	-5.7%	3.9%
Interbank borrowings and overnight funds	17,222.0	18,509.8	17,293.8	-6.6%	0.4%
Borrowings from banks and others	21,170.2	24,060.9	22,531.8	-6.4%	6.4%
Bonds issued	22,829.1	26,215.8	24,503.5	-6.5%	7.3%
Borrowings from development entities	4,864.3	4,037.3	4,363.1	8.1%	-10.3%
Total financial liabilities at amortized cost	255,297.8	273,696.0	276,496.1	1.0%	8.3%

Legal related	197.2	192.5	183.0	-4.9%	-7.2%
Other provisions	847.9	910.1	917.0	0.7%	8.1%
Provisions	1,045.0	1,102.7	1,100.0	-0.2%	5.3%

Current	312.5	247.5	305.6	23.5%	-2.2%
Deferred	5,641.8	5,616.5	5,699.8	1.5%	1.0%
Income tax liabilities	5,954.3	5,864.0	6,005.4	2.4%	0.9%
Employee benefits	926.8	1,003.3	1,001.5	-0.2%	8.1%
Other liabilities	11,238.8	11,997.0	11,688.1	-2.6%	4.0%
Total liabilities	275,816.0	294,696.5	297,217.7	0.9%	7.8%

Equity attributable to owners of the parent	16,452.2	17,451.3	17,172.9	-1.6%	4.4%
Non-controlling interest	14,623.9	15,711.7	15,459.7	-1.6%	5.7%
Total equity	31,076.0	33,162.9	32,632.6	-1.6%	5.0%

Total liabilities and equity	306,892.0	327,859.4	329,850.2	0.6%	7.5%

24

Report of 1Q2025 consolidated results Information reported in Ps billions and under IFRS

Grupo Aval Acciones y Valores S.A.
Consolidated Financial Statements Under IFRS
Financial Statements Under IFRS
Information in Ps. Billions

Consolidated Statement of Income	1Q24	4Q24	1Q25	∆
				1Q25 vs. 4Q24	1Q25 vs. 1Q24
Interest income
Loan portfolio	6,593.4	6,108.9	5,938.1	-2.8%	-9.9%
Interests on investments in debt securities	642.7	724.0	652.9	-9.8%	1.6%
Total interest income	7,236.2	6,832.9	6,591.0	-3.5%	-8.9%

Interest expense
Checking accounts	73.0	60.8	58.5	-3.7%	-19.9%
Time deposits	2,525.5	2,211.6	2,171.7	-1.8%	-14.0%
Savings deposits	1,442.5	1,184.9	1,108.1	-6.5%	-23.2%
Total interest expenses on deposits	4,041.0	3,457.3	3,338.3	-3.4%	-17.4%

Interbank borrowings and overnight funds	487.0	389.4	391.1	0.5%	-19.7%
Borrowings from banks and others	420.0	442.8	418.0	-5.6%	-0.5%
Bonds issued	457.0	450.3	418.7	-7.0%	-8.4%
Borrowings from development entities	150.9	95.1	94.6	-0.6%	-37.3%
Total interest expenses on financial obligations	1,514.9	1,377.6	1,322.4	-4.0%	-12.7%
Total interest expense	5,555.8	4,834.9	4,660.7	-3.6%	-16.1%
Net interest income	1,680.4	1,998.0	1,930.3	-3.4%	14.9%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	1,485.4	1,047.3	1,154.1	10.2%	-22.3%
Other financial assets	3.3	1.0	(8.5)	N.A	N.A
Recovery of charged-off financial assets	(128.6)	(148.2)	(142.8)	-3.6%	11.0%
Net impairment loss on financial assets	1,360.1	900.2	1,002.7	11.4%	-26.3%
Net interest income, after impairment losses	320.3	1,097.9	927.5	-15.5%	189.6%

Income from commissions and fees
Banking fees (1)	678.9	704.4	698.8	-0.8%	2.9%
Trust activities	120.3	128.0	130.5	1.9%	8.5%
Pension and severance fund management	281.9	311.2	319.6	2.7%	13.4%
Bonded warehouse services	45.8	46.3	48.0	3.6%	4.7%
Total Income from commissions and fees	1,126.9	1,189.9	1,196.9	0.6%	6.2%
Expenses from commissions and fees	234.6	280.8	296.5	5.6%	26.4%
Net income from commissions and fees	892.3	909.1	900.4	-1.0%	0.9%

Income from sales of goods and services	2,592.5	3,223.3	2,692.8	-16.5%	3.9%
Costs and expenses from sales of goods and services	1,769.1	2,714.4	2,013.0	-25.8%	13.8%
Gross profit from sales of goods and services	823.4	508.9	679.8	33.6%	-17.4%
Total trading investment income	301.4	(199.1)	310.9	N.A	3.1%
Total derivatives income	(57.8)	524.9	(77.3)	-114.7%	33.8%
Net trading income	243.6	325.8	233.6	-28.3%	-4.1%
Net income from other financial instruments mandatory at FVTPL	104.5	82.1	96.7	17.7%	-7.4%

Other income
Foreign exchange gains (losses), net	31.9	(241.5)	259.0	N.A	N.A.
Net gain on sale of investments and OCI realization	53.4	(11.7)	(5.6)	-52.2%	-110.5%
Gain on the sale of non-current assets held for sale	3.9	3.6	0.7	-80.5%	-81.9%
Income from non-consolidated investments (2)	225.5	102.7	226.6	120.7%	0.5%
Net gains on asset valuations	8.1	(8.1)	7.8	-196.4%	-2.8%
Other income from operations	86.6	212.8	108.1	-49.2%	24.8%
Total other income	409.3	57.7	596.6	N.A.	45.8%

Other expenses
Loss on the sale of non-current assets held for sale	0.4	1.2	0.2	-85.4%	-61.6%
Personnel expenses	768.8	837.1	830.7	-0.8%	8.0%
General and administrative expenses	1,088.9	1,262.4	1,161.6	-8.0%	6.7%
Depreciation and amortization	172.6	187.5	189.1	0.9%	9.6%
Impairment loss on other assets	1.0	0.4	2.2	N.A.	126.2%
Other operating expenses	62.9	89.4	70.6	-21.1%	12.2%
Total other expenses	2,094.6	2,377.9	2,254.3	-5.2%	7.6%

Net income before income tax expense	698.8	603.6	1,180.4	95.6%	68.9%
Income tax expense	225.7	63.1	379.1	N.A.	68.0%
Net income for the period	473.1	540.4	801.3	48.3%	69.4%

Net income for the period attibutable to:

Non-controlling interest	359.4	259.1	439.8	69.7%	22.4%

Net income attributable to owners of the parent	113.7	281.4	361.5	28.5%	217.8%

(1) Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2) Includes share of profit of equity accounted investees, net of tax, and dividend income.

25

Report of 1Q2025 Information reported in Ps billions and under IFRS

GRUPO AVAL ACCIONES Y VALORES S.A.
Separate Financial Statements
Financial Statements Under Colombian IFRS

Information in Ps. Billions

Separate Statement of Financial Position	1Q24	4Q24	1Q25	∆
				1Q25 vs. 4Q24	1Q25 vs. 1Q24

Current assets

Cash and cash equivalents	159.5	126.2	107.7	-14.7%	-32.5%
Trading securities	0.3	0.5	0.5	2.7%	72.5%
Financial assets at amortized cost	18.8	38.4	36.8	-4.1%	95.9%
Accounts receivable from related parties	760.8	1,324.2	1,824.0	37.7%	139.7%
Taxes paid in advance	4.3	12.7	16.3	28.2%	N.A.
Other accounts receivable	0.0	0.0	0.1	N.A.	200.0%
Other non-financial assets	0.1	0.1	0.1	-6.0%	-36.5%
Total current assets	943.9	1,502.0	1,985.4	32.2%	110.3%

Non-current Assets
Investments in subsidiaries and associates	18,317.6	19,424.2	19,109.4	-1.6%	4.3%
Accounts receivable from related parties	1,037.4	0.0	0.0	N.A	-100.0%
Property and equipment, net	2.0	14.1	11.9	-15.5%	N.A.
Deferred tax assets	0.3	0.0	0.2	N.A	-46.3%
Total non-current Assets	19,357.3	19,438.3	19,121.4	-1.6%	-1.2%
Total assets	20,301.2	20,940.2	21,106.8	0.8%	4.0%

Liabilities and shareholders' equity
Current liabilities
Borrowings at amortized cost	20.3	1,198.0	1,142.1	-4.7%	N.A.
Outstanding bonds at amortized cost	245.2	8.5	8.1	-4.9%	-96.7%
Accounts payable	678.0	201.3	716.6	N.A.	5.7%
Employee benefits	2.7	2.7	2.5	-7.3%	-6.9%
Tax liabilities	10.8	12.0	6.4	-46.5%	-40.4%
Other non-financial liabilities	1.2	1.2	1.2	-1.4%	0.0%
Total current liabilities	958.2	1,423.7	1,877.0	31.8%	95.9%

Long-term liabilities
Deferred tax liability	0.0	0.0	0.0	-100.0%	N.A
Borrowings at amortized cost	1,530.8	347.8	346.1	-0.5%	-77.4%
Outstanding bonds	900.0	1,200.0	1,200.0	0.0%	33.3%
Total long-term liabilities	2,430.8	1,547.8	1,546.1	-0.1%	-36.4%
Total liabilities	3,389.0	2,971.5	3,423.1	15.2%	1.0%

Shareholders' equity
Subscribed and paid capital	23.7	23.7	23.7	0.0%	0.0%
Additional paid-in capital	9,695.2	9,695.2	9,695.2	0.0%	0.0%
Retained earnings	7,600.2	7,594.0	7,928.8	4.4%	4.3%
Net income	119.6	999.9	353.8	-64.6%	195.8%
Other equity accounts	-526.6	-344.2	-317.8	-7.7%	-39.6%
Total shareholders' equity	16,912.2	17,968.7	17,683.7	-1.6%	4.6%

Total liabilities and shareholders' equity	20,301.2	20,940.2	21,106.8	0.8%	4.0%

GRUPO AVAL ACCIONES Y VALORES S.A.
Separate Financial Statements
Financial Statements Under Colombian IFRS
Information in Ps. Billions

Separate Statement of Financial Position	1Q24	4Q24	1Q25	0	∆
					1Q25 vs. 4Q24	1Q25 vs. 1Q24
Operating revenue
Equity method income, net	119.4	253.4	348.3		37.5%	191.7%
Other revenue from ordinary activities	107.3	104.5	88.8		-15.0%	-17.2%
Total operating revenue	226.7	357.9	437.2		22.2%	92.8%

Expenses, net
Administrative expenses	22.9	21.6	21.1		-2.4%	-8.1%
Other expenses	0.0	0.0	0.1		N.A	N.A.
Losses from exchange differences	0.0	-2.1	2.0		-195.8%	N.A.
Operating income	23.0	19.5	23.2		18.9%	0.8%

Financial expenses	73.1	62.7	55.8		-10.9%	-23.6%

Earnings before taxes	130.6	275.7	358.2		29.9%	174.2%
Income tax expense	11.0	-8.0	4.4		-154.4%	-60.3%

Net income	119.6	283.7	353.8		24.7%	195.8%

26

Report of 1Q2025

Investor Relations Contact

INVESTORRELATIONS@grupoaval.com

Nicolás Noreña

Strategic Planning and Investor Relations Senior Manager

Tel: 601 743 32 22

E-mail: nnorena@grupoaval.com

Simón Franky

Investor Relations and Finance Director

Tel: 601 743 32 22

Email sfranky@grupoaval com

Santiago Fonseca

Financial Planning and Investor Relations Analyst

Tel: 601 743 32 22

Email safonseca@grupoaval com

27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2025

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel